 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF A REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:  000-31070

Resin Systems Inc.

(Exact name of small business issuer as specified in its charter)

400, 2421 37th Ave. NE
Calgary, AB  T2E 6Y7

(403) 219-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12(h)-6(a) ☒ (for equity securities)	Rule 12(h)-6(c) ☐ (for successor registrants)
Rule 12(h)-6(b) ☐ (for debt securities)	Rule 12(h)-6(h) ☐ (for prior form 15 filers)

PART I

Item 1.   Exchange Act Reporting History

A.  Resin Systems Inc.’s (“RS”) Common Shares were registered under Section 12(g) of the Securities Exchange Act of 1934 on November 22, 2002.

B.  RS filed all reports required under Exchange Act section 13(a) and corresponding Commission rules for the 12 months preceding the filing of this form and has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2.  Recent United States Market Activity

RS’s Common Shares have not been sold in the United States in a registered offering under the Securities Act of 1933.

Item 3.  Foreign Listing and Primary Trading Market

A.  RS maintains a listing of Common Shares on the Toronto Stock Exchange (“TSX”) located in Canada. The TSX is the primary trading market for RS’s Common Shares.

B.  The date of initial listing of the Common Shares on the TSX was December 20, 2005. Prior to that, RS maintained a listing on the TSX Venture Exchange. RS has maintained a listing of the Common Shares on the TSX for at least 12 months preceding the filing of this form.

C.  During the recent 12-month period beginning October 1, 2007 and ending October 1, 2008, trading on the TSX constituted 83 percent of the trading of Common Shares in on-exchange transactions.

Item 4.  Comparative Trading Volume Data

Not applicable.

Item 5.  Alternative Record Holder Information

To RS’s knowledge, based on the reports of Computershare Trust Company Canada and The Depository Trust Company, as at the close of business on October 9, 2008, there were 261 holders of record worldwide of the Common Shares.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

A.  RS published the notice required by Rule 12h-6(h) disclosing its intent to terminate its duty to file reports under section 13(a) of the Exchange Act on December 1, 2008. A copy of the notice was submitted under of cover of a Form 6-K on December 1, 2008.

B.  The notice was disseminated in the United States by CNW Group’s sister company PR Newswire.

Item 8.  Prior Form 15 Filers

Not applicable.

PART II

Item 9.  Rule 12g3-2(b) Exemption

Information required under Rule 12g3-2(b) (1)(iii) will be published on the following Internet Web site:  www.sedar.com  (the System for Electronic Document Analysis and Retrieval (SEDAR)).

PART III

Item 10.  Exhibits

None.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)  The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)  Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12-6(a)(4)(ii) or Rule 12h-6(c); or

(3)  It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Resin Systems Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Resin Systems Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Resin Systems Inc.

By: Signed “Dimitrios (Jim) Leonidas”

       Name:  Dimitrios (Jim) Leonidas

       Title:  Chief Financial Officer

Date:  December 1, 2008